UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.    )*
                 -------------------------------
                  INSITUFORM TECHNOLOGIES, INC.
                        (Name of Issuer)

              Class A Common Stock, $.01 par value
                 (Title of Class of Securities)

                           457667 10 3
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                        December 30, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Group comprised of: (i) Robert W. Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust, The Pamela Long Affholder Revocable Trust and The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust; (ii) Pamela Long Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust; and (iii) The Affholder Family Partnership, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     See pages 4-9 for information as to each member of the Group.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,268,858 (see footnote 1)

8    SHARED VOTING POWER

     3,000

9    SOLE DISPOSITIVE POWER

     1,268,858 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     3,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,271,858

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1) Represents: (a) 520,693 shares (the "RWA Shares") held individually by Robert W. Affholder; (b) 74,165 shares (the "Joint Shares") held jointly by Robert W. Affholder and Pamela Long Affholder; (c) 650,000 shares (the "Partnership Shares") held by The Affholder Family Partnership L.P., the sole general partners of which are The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust (as to each of which Robert W. Affholder and Pamela Long Affholder are co-trustees); (d) 3,000 shares (the "Trust Shares") held by The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust (as to which Robert W. Affholder is co-trustee); and (e) 24,000 shares (the "Option Shares") issuable pursuant to currently exercisable stock options granted by the issuer to Robert W. Affholder.

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert W. Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust, The Pamela Long
     Affholder Revocable Trust and The Robert W. and Pamela Long
     Affholder Irrevocable Grandchildren's Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     544,693 (see footnote 1)

8    SHARED VOTING POWER

     727,165 (see footnote 2)

9    SOLE DISPOSITIVE POWER

     544,693 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     727,165 (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,271,858


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

     ----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents: (a) the RWA Shares; (b) the Joint Shares; and (c) the Option Shares.

(2)  Represents: (a) the Partnership Shares; and (b) the Trust
     Shares.

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pamela Long Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust and The Pamela Long
     Affholder Revocable Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     - 0 -

8    SHARED VOTING POWER

     724,165 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     - 0 -

10   SHARED DISPOSITIVE POWER

     724,165 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     724,165

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     ----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1)  Represents: (a) the Partnership Shares; and (b) the Joint
     Shares.

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Affholder Family Partnership, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     - 0 -

8    SHARED VOTING POWER

     650,000

9    SOLE DISPOSITIVE POWER

     - 0 -

10   SHARED DISPOSITIVE POWER

     650,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     650,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     -------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3%

14   TYPE OF REPORTING PERSON*

     PN

                          INTRODUCTION

     Pursuant to Reg. Section 240.13d-1, this Statement on
Schedule 13D is filed by a group (the "Affholder Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), comprised of: (a) Robert W. Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust, The Pamela Long Affholder Revocable Trust and The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust; (b) Pamela Long Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust; and (c) The Affholder Family Partnership, L.P., a Missouri limited partnership (the "Partnership"). As more fully described under Items 4 and 5(c) herein, the members of the Affholder Group have acted together in order to effectuate certain estate planning objectives, including in the creation of the Partnership, the sole general partners of which are The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust (as to each of which Robert W. Affholder and Pamela Long Affholder are co-trustees).

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the class A common stock, $.01 par value (the "Common Stock"), of Insituform Technologies, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 702 Spirit 40 Park Drive, Chesterfield, MO 63005.

Item 2.   Identity and Background
          -----------------------

     This Statement is filed by the Affholder Group, comprised of:
(a) Robert W. Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust, The Pamela Long Affholder Revocable Trust, and The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust; (b) Pamela Long Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust; and
(c) the Partnership.

     Robert W. Affholder's principal occupation is as Senior
Executive Vice President of the Corporation. Mr. Affholder's residence address is 5318 W. Camino Del Desierto, Tuscon, Arizona
85745.  Mr. Affholder is a citizen of the United States.

     Pamela Long Affholder's is principally engaged in community service. Mrs. Affholder's residence address is 5318 W. Camino Del Desierto, Tuscon, Arizona 85745. Mrs. Affholder is a citizen of the United States of America.

     The Partnership was created for the purpose of acting as a holding company. The principal business and offices of the Partnership are located at 5318 W. Camino Del Desierto, Tuscon, Arizona 8574. The sole general partners of Partnership are The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust (as to each of which Robert W. Affholder and Pamela Long Affholder are co-trustees).

     During the last five years, none of Robert W. Affholder, Pamela Long Affholder nor the Partnership has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Not applicable. See Items 4 and 5(c) herein, which information is incorporated herein by reference.

Item 4.   Purpose of Transaction
          ----------------------

     The undersigned, including Robert W. Affholder (who serves as a director and Senior Executive Vice President of the Corporation) have acted together in order to effectuate certain estate planning objectives, including in the creation of the Partnership, which is controlled by Robert W. Affholder and Pamela Long Affholder through The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust. See Item 5(c) for additional information concerning the effectuation of such estate plan, which information is incorporated herein by reference.

     The Affholder Group will review various factors, such as the Corporation's business and prospects, general economic conditions and money and stock market conditions, and may consider the acquisition of additional securities of the Corporation, or the disposition thereof, whether in open market brokerage transactions in the over-the-counter market, or otherwise.

     Except as aforesaid, neither the Affholder Group nor any of its members has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of January 20, 2000, the members of the Affholder Group beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,271,858 shares of Common Stock, constituting, to the best of the knowledge of the undersigned, 5.1% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 520,693 shares (the "RWA Shares") held individually by Robert W. Affholder; (ii) 74,165 shares (the "Joint Shares") held jointly by Robert W. Affholder and Pamela Long Affholder; (iii) 650,000 shares (the "Partnership Shares") held by the Partnership; (iv) 3,000 shares (the "Trust Shares") held by The Robert W. And Pamela Long Affholder Irrevocable Grandchildren's Trust; and (iv) 24,000 shares (the "Option Shares") issuable pursuant to currently exercisable stock options granted by the Corporation to Robert W. Affholder.

     As of January 20, 2000, Robert W. Affholder, individually and as trustee of each of The Robert W. Affholder Revocable Trust, The Pamela Long Affholder Revocable Trust and The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,271,858 shares of Common Stock, constituting to the best of the knowledge of Robert W. Affholder, 5.1% of the issued and outstanding shares of Common Stock. Such shares represent: (i) the RWA Shares; (ii) the Joint Shares; (iii) the Partnership Shares;
(iv) the Trust Shares; and (v) the Option Shares.

     As of January 20, 2000, Pamela Long Affholder, individually and as trustee of The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 724,165 shares of Common Stock, constituting to the best of the knowledge of Pamela Affholder, 2.9% of the issued and outstanding shares of Common Stock. Such shares represent: (i) the Partnership Shares; and (ii) the Joint Shares.

     As of January 20, 2000, the Partnership beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 650,000 shares of Common Stock, constituting, to the best of the knowledge the Partnership, 2.3% of the issued and outstanding shares of Common Stock.

     (b) All shares of Common Stock beneficially owned by the Affholder Group are held by the Affholder Group with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof, except for the Trust Shares (which are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Brett A. Affholder. Brett A. Affholder's principal occupation is as project safety director of the Corporation's Affholder Inc. subsidiary, his residence address is Route 1, Box 68, Golden Eagle, Illinois 62036 and he is a citizen of the United States of America.

     Of the shares of Common Stock beneficially owned by Robert W. Affholder, the RWA Shares and the Option Shares are held by Robert
W. Affholder with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof; the Partnership Shares and the Joint Shares are held with shared power to vote or to direct the vote thereof, and shared power to dispose or direct the disposition thereof, with Pamela Long Affholder; and the Trust Shares are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Brett A. Affholder.

     All shares of Common Stock beneficially owned by Pamela Affholder are held by Pamela Long Affholder with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Robert W. Affholder.

     All shares beneficially owned by the Partnership are held by the Partnership with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Robert W. Affholder and Pamela Long Affholder.

     (c) On December 30, 1999, in order to effectuate certain estate planning objectives, Mr. Affholder contributed to the Partnership an aggregate of 650,000 shares of Common Stock.

     (d) Robert W. Affholder and Pamela Long Affholder, as co-trustees of each of The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust (the general partners of the Partnership), and Robert W. Affholder, as co-trustee of The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust, may pay or apply dividends from or proceeds from the sale of, respectively: (i) the Partnership Shares, to the partners of the Partnership (namely, The Robert W. Affholder Revocable Trust and The Pamela Long Affholder Revocable Trust, the beneficiaries of which are Robert W. Affholder and Pamela Long Affholder, respectively); and (ii) the Trust Shares, to the beneficiaries of The Robert W. and Pamela Long Affholder Irrevocable Grandchildren's Trust (namely, the grandchildren of Robert W. Affholder and Pamela Long Affholder).

     (e)  Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer
          -------------------------------------------------------

     Not applicable.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)

                            SIGNATURE
                           -----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 2000

                              /s/ Robert W. Affholder
                              ----------------------------------
                              Robert W. Affholder

Dated:  January 20, 2000

                              /s/ Pamela Long Affholder
                              ----------------------------------
                              Pamela Long Affholder


Dated:  January 20, 2000      THE AFFHOLDER FAMILY PARTNERSHIP,
                                L.P.

                              By: The Robert W. Affholder
                                   Revocable Trust,
                                   general partner


                              By /s/ Robert W. Affholder
                                --------------------------------
                                 Robert W. Affholder, trustee


                              By /s/ Pamela Long Affholder
                                --------------------------------
                                 Pamela Long Affholder, trustee

                              By: The Pamela Long Affholder
                                   Revocable Trust, general
                                   partner


                              By /s/ Pamela Long Affholder
                                --------------------------------
                                 Pamela Long Affholder, trustee


                              By /s/ Robert W. Affholder
                                --------------------------------
                                 Robert W. Affholder, trustee

                        INDEX TO EXHIBITS

     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii)